Leon E. Salkin

Associate

+1.215.963.5620

leon.salkin@morganlewis.com

December 19, 2018

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 299, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 300, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Westwood Multi-Asset High Income Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Westwood Management Corp. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please associate the Fund’s ticker symbol with the Fund’s EDGAR class identifier.

Response. The requested change has been made.

2.	Comment. Please add “Current Income Tax Expense” and “Deferred Income Tax Expense” line items to the Fund’s “Annual Fund Operating Expenses” table.

Response. The requested change has not been made because the Fund intends to qualify and elect to be treated as a regulated investment company under the Code and, as such, does not expect to pay any income tax.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

December 19, 2018

3.	Comment. Please confirm that the capped expenses are not reflected beyond the first year in the “3 Year” Example.

Response. The capped expenses are reflected in the “3 Year” Example for the period from the effective date of the Amendment through February 28, 2020, the initial term end date of the contractual expense limit.

4.	Comment. Please provide more information regarding how the Adviser decides which securities to buy and sell for the Fund.

Response. The Trust respectfully declines to make the requested change because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, the section appropriately explains “in general terms” how the Adviser decides which securities to buy and sell for the Fund.

5.	Comment. Please revise the last sentence of the “Principal Investment Strategies” section to clarify that the Fund will, under normal circumstances, invest at least 25% of its assets in the financials sector.

Response. The requested change has been made.

6.	Comment. Please state in the “Principal Investment Strategies” section that the Fund may invest in bank loans through both assignments and participations.

Response. The requested change has been made.

7.	Comment. Please include a discussion of each of the “Principal Risks” disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

Response. The requested changes have been made.

8.	Comment. Please remove the word “theoretically” from the disclosures regarding the risk that short sales could subject the Fund to unlimited losses.

Response. The requested changes have been made.

9.	Comment. With respect to the Fund’s investments in MLPs:

a.	Please disclose the risks of investing in companies in the energy industries.

Response. The requested change has been made.

Rebecca Marquigny, Esq.

December 19, 2018

b.	Please discuss the impact of the Fund’s tax basis in an MLP reaching zero, and state that shareholders may receive corrected Forms 1099 as a result of the Fund’s investments in MLPs.

Response. No changes have been made in response to this comment because the Trust believes that responsive disclosure is appropriately included in the “Taxes” section of the Statement of Additional Information.

c.	Please confirm that the Fund will not hold MLP general partnership interests.

Response. The Adviser confirms that the Fund will not hold MLP general partnership interests.

10.	Comment. Please revise the “Portfolio Holdings” section to clarify that the publications from which portions of the Fund’s portfolio holdings may be excluded when such exclusions are deemed to be in the best interest of the Fund are the postings on the Fund’s website within 10 days of the end of each calendar quarter.

Response. The requested change has been made.

11.	Comment. With respect to the “Related Performance Data” section:

a.	Please retitle the section “Related Performance Data of the Portfolio Manager.”

Response. The requested change has been made.

b.	Please confirm that the investment objectives, policies and strategies of the Prior Adviser Comparable Account are substantially similar to those of the Fund despite the fact that the Prior Adviser Comparable Account was not subject to the same federal securities and tax laws as the Fund.

Response. The Adviser confirms that the investment objectives, policies and strategies of the Prior Adviser Comparable Account are substantially similar to those of the Fund despite the fact that the Prior Adviser Comparable Account was not subject to the same federal securities and tax laws as the Fund.

c.	Please confirm supplementally that the Fund has maintained the records that form the basis for or demonstrate the calculation of the performance of the Prior Adviser Comparable Account, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response. The Adviser confirms that it has maintained the records that form the basis for or demonstrate the calculation of the performance of the Prior Adviser Comparable Account, in accordance with Rule 204-2(a)(16) under the Advisers Act.

Rebecca Marquigny, Esq.

December 19, 2018

Comment on the Statement of Additional Information

12.	Comment. Please remove the Fund’s non-fundamental policies with respect to diversification, concentration and purchasing or selling commodities if the corresponding fundamental policies prevent the non-fundamental policies from being changed without shareholder approval.

Response. The non-fundamental policies with respect to diversification and concentration have been removed. The non-fundamental policy with respect to purchasing or selling commodities has been retained, however, because the Trust does not believe that shareholder approval would be required to change the non-fundamental policy to, for example, limit the Fund’s ability to purchase or sell commodities.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/Leon E. Salkin

Leon E. Salkin